K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 25, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds III (the “Trust”) — File Nos. 333-125838 and 811-21777

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 4, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 54 under the Securities Act of 1933, as amended, and Amendment No. 56 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 27, 2014, accession no. 0001133228-14-002187 (the “Amendment”). The Amendment relates to the registration of Class C shares of John Hancock International Value Equity Fund (the “International Value Equity Fund”) and John Hancock Strategic Growth Fund (the “Strategic Growth Fund”), each a series of the Trust (collectively, the “Funds”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

I.	Comments for Both Funds

Comment 1 — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response to Comment 1 — The Trust has made the requested change.

Comment 2 — In “Fund summary — Fees and expenses — Shareholder fees,” please disclose the circumstances under which the small account fee is imposed.

Response to Comment 2 — The Trust believes that the circumstances under which the small account fee is imposed are appropriately disclosed under “Your account — Dividends and account policies — Small accounts.” Accordingly, the Trust believes that no change is necessary in response to this comment.

Comment 3 — Please include the completed fee table and expense example table in the definitive filing.

Response to Comment 3 — The Trust has made the requested change.

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Comment 4 — If either Fund may invest in emerging market issuers, please disclose this as a principal investment strategy with corresponding risk disclosure.

Response to Comment 4 — Because neither Fund invests in emerging market issuers as part of its principal investment strategies, the Trust believes that no change is necessary in response to this comment.

Comment 5 — Please confirm that the disclosure of each Fund’s principal investment strategies and risks in “Fund summary” is consistent with the disclosure under “Fund details.”

Response to Comment 5 — The Trust confirms that the disclosure of each Fund’s principal investment strategies and risks in “Fund summary” is consistent with the disclosure under “Fund details.”

Comment 6 — In “Fund summary — Portfolio management,” for each Fund, please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response to Comment 6 — The Trust believes that the fact that each Fund’s listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio is appropriately disclosed under “Who’s who — Subadvisor.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 7 — Please confirm that each Fund’s use of derivatives is consistent with its investment objective, in accordance with staff guidance in the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010. In addition, for each Fund, please confirm that each of type of derivative disclosed under “Fund summary – Principal risks” is also disclosed as a principal investment strategy.

Response to Comment 7 — The Trust confirms that each Fund’s use of derivatives is consistent with its investment objective, in accordance with the staff guidance cited in this comment. In addition, for each Fund, the Trust confirms that each of type of derivative disclosed under “Fund summary – Principal risks” is also disclosed as a principal investment strategy.

II.	International Value Equity Fund

Comment 8 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in foreign companies with market capitalizations of $2 billion or more at the time of purchase. Accordingly, please add a risk factor for investing in small cap companies.

Response to Comment 8 — The Trust will consider making this change in the next routine annual update of all of the Fund’s prospectuses.

Comment 9 — Please describe the risk factors for value investing in “Fund summary — Principal risks.”

Response to Comment 9 — Supplementally, the Trust notes that the risk factors for value investing are discussed in “Fund summary – Principal risks” under “Equity securities risk.” The Trust will consider updating this disclosure in the next routine annual update of all of the Fund’s prospectuses.

Comment 10 — Please provide the missing information under “Fund summary — Past performance” in the definitive filing.

Response to Comment 10 — The Trust has made the requested change.

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III.	Strategic Growth Fund

Comment 11 — If the Fund currently emphasizes investment in a particular market sector or sectors, please disclose the sector or sectors and add appropriate principal investment strategy and risk disclosure.

Response to Comment 11 — Because the Fund does not currently emphasize investment in any particular market sector, the Trust believes that no change is necessary in response to this comment.

Comment 12 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in companies with market capitalizations within the range of the Russell 1000 Index, which was approximately $2.2 billion to $545.3 billion as of May 31, 2014. Accordingly, please add a risk factor for investing in small- and medium-cap companies.

Response to Comment 12 — The Trust will consider making this change in the next routine annual update of all of the Fund’s prospectuses.

Comment 13 — Please describe the risk factors for growth investing in “Fund summary — Principal risks.”

Response to Comment 13 — Supplementally, the Trust notes that the risk factors for growth investing are discussed in “Fund summary – Principal risks” under “Equity securities risk.” The Trust will consider updating this disclosure in the next routine annual update of all of the Fund’s prospectuses.

Comment 14 — If the Fund engages in active and frequent trading of portfolio securities as a principal investment strategy, please add appropriate investment and risk disclosure.

Response to Comment 14 — The Trust will consider making this change in the next routine annual update of all of the Fund’s prospectuses.

Comment 15 — Because the staff has determined that Curtis Ifill, one of the Fund’s portfolio managers, was not listed as a portfolio manager for the predecessor fund identified in the Appendix for the overall period shown therein, please confirm that the management team of both funds were substantially similar. If not, the staff requests that the Fund delete the Appendix.

Response to Comment 15 — Because the composition and structure of, as well as the strategies employed by, the management team of the comparable mutual fund discussed in the Appendix are substantially the same as the composition and structure of, as well as the strategies employed by, the management team of the Fund, the Trust believes that it is appropriate to continue to disclose the performance of the comparable fund in the Appendix. Although Mr. Ifill was not a listed member of the portfolio management team in the comparable fund’s prospectus, he was principally involved in the day-to-day management of the comparable fund, serving in much the same capacity in which he currently serves the Fund. Although the Trust believes that there has been continuity in the management of the comparable fund and the Fund for the overall period discussed in the Appendix through the present, the Trust will adjust this overall period to reflect comparable fund performance from August 15, 2004, the date Mr. Ifill joined the portfolio management team, in the next routine annual update of all of the Fund’s prospectuses.

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Comment 16 — Please confirm that there are no similarly managed accounts for which the Fund’s portfolio managers were jointly and primarily responsible other than the comparable fund and accounts discussed in the Appendix for the periods covered in the Appendix.

Response to Comment 16 — Because there are no similarly managed accounts for which the Fund’s portfolio managers were jointly and primarily responsible other than the comparable fund and accounts discussed in the Appendix for the periods covered in the Appendix, the Trust believes that no change is necessary in response to this comment.

IV.	Statement of Additional Information (the “SAI”)

Comment 17 — In light of the SAI disclosure on p. 29 regarding short sales, please disclose in the prospectus if either Fund engages in short sales as a principal investment strategy, and if so, please confirm that the Fund’s fee table reflects the interest and dividend expense associated with short sales.

Response to Comment 17 — Because neither Fund engages in short sales as a principal investment strategy, the Trust believes that no change is necessary in response to this comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Andrew Wilkins, Assistant Secretary of the Trust, at (617) 663-4326.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Andrew Wilkins